October 7, 2019

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Attn:                    Jennifer Thompson, Accounting Branch Chief

Sondra Snyder, Staff Accountant

Andrew Blume, Staff Accountant

RE:                          Clean Energy Fuels Corp.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 12, 2019

File No. 001-33480

Dear Ms. Thompson:

Clean Energy Fuels Corp. (the “Company,” “we,” “us” or “our”) is submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2019 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-33480) filed with the Commission on March 12, 2019 (the “Annual Report”).

For your convenience, the Staff’s headings and comments set forth in the Comment Letter have been reproduced in bold and italicized font herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report.

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Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impairment of Goodwill and Long-Lived Assets, page 33

1.                                      Given the recent and continuing decline of your market capitalization, please tell us if you performed an interim goodwill impairment test during the third quarter of fiscal year 2019. Also tell us if you consider, both on a current and historical basis, your sole reporting unit to be at risk of failing step one of the goodwill impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If your reporting unit is not at risk based on your most recent impairment test, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if your reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•                                         The percentage by which fair value exceeded carrying value as of the date of the most recent test. Please quantify for us this percentage as of your most recent quantitative impairment test;

•                                         A description of the methods and key assumptions used and how the key assumptions were determined;

•                                         A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                                         A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company performs its goodwill impairment test on an annual basis on October 1, and between annual tests in certain circumstances in accordance with Accounting Standards Codification (“ASC”) 350-20-35-28 and 35-30. The Company performed its annual test for 2018 on October 1, 2018 and concluded that the fair value of its reporting unit was substantially in excess of its carrying value.

In addition to the annual test, on a quarterly basis, the Company evaluates whether there are events or circumstances that would more likely than not reduce the fair value of its reporting unit below its carrying value, on a sustained basis, and therefore require an interim impairment test. In this evaluation, the Company considers the list of events and circumstances contained in ASC 350-20-35-3C, as well as others. Following this quarterly evaluation, the Company has concluded for the periods ended December 31, 2018, March 31, 2019 and June 30, 2019 that there were no events or circumstances that would more likely than not reduce the fair value of its reporting unit below its carrying value, on a sustained basis. Accordingly, the Company believes its sole reporting unit was not at risk of failing step one of the goodwill impairment test during these historical periods. The Company is in the process of evaluating its third quarter of 2019 for events and circumstances to determine if there are indicators of an impairment of goodwill during this period.

In its future filings, the Company will disclose whether or not its reporting unit is at risk of failing step one of the goodwill impairment test and will consider the requirements of Item 303(a)(3)(ii) of Regulation S-K and the Staff’s interpretive guidance in Section V of Release No. 33-8350 in connection with such disclosure. If we believe our sole reporting unit is at risk of failing step one of the goodwill impairment test, the Company will include the Staff’s requested disclosures as noted above in its next filing that contains financial information.

Note 4 - Divestitures

BP Transaction, page 68

2.                                      We note that you recognized an approximate $4.8 million “Gain from sale of certain assets of subsidiary” during fiscal 2018 related to the approximate $5.4 million cash payment you received during March 2019 upon the satisfaction of certain performance criteria of the assets sold in the BP Transaction. Please explain to us in reasonable detail how you determined the amount of gain recognized during fiscal 2018. In doing so, tell us the amount of cash payments you made and the number and fair value of common shares you issued to former holders of Clean Energy Renewable Fuels options and how, if at all, such amounts impacted the gain recorded.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that, pursuant to the Company’s asset purchase agreement (“APA”) with BP entered into on February 27, 2017 and completed on March 31, 2017, BP is required to pay the Company’s wholly owned subsidiary, Renewables, up to an additional $25.0 million in cash over a five-year period if certain performance conditions relating to the assets sold are met.

During fiscal 2018, the assets sold to BP under the APA met the performance conditions set forth in the APA, resulting in Renewables earning a $5.4 million cash payment from BP. While the payment was received in March 2019, the conditions for such payment had been met, and therefore such payment had been earned, as of December 31, 2018. Additionally, in accordance with the terms of the APA, as a result of meeting the performance conditions as of December 31, 2018 and earning the $5.4 million cash payment, the Company was required to make payments of an aggregate of $0.6 million to the former holders of options to purchase membership units in Renewables (the “Renewables Options”), which payments were accrued as of December 31, 2018.

The gain recorded for fiscal 2018 was determined based on the $5.4 million gross amount earned during the period less the $0.6 million cash payments that would be made to the former holders of Renewables Options, for a net gain of $4.8 million for the year ended December 31, 2018. All consideration given to the former holders of Renewables Options that was earned in fiscal 2018 was paid in cash.

SAFE&CEC S.r.l., page 68

3.                                      Please provide us with your fiscal year 2018 income significance test under Rule 3-09 of Regulation S-X for your equity method investment in SAFE&CEC S.r.l.. Please ensure that the numerator is calculated based on your proportionate share of the pre-tax income (loss) from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. GAAP and that the denominator excludes the portion of your income (loss) before income tax expenses attributable to any non-controlling interests in your subsidiaries.

Response:

The Company respectfully acknowledges the Staff’s comments regarding the income significance test with respect to our equity method investee, SAFE&CEC S.r.l. Pursuant to the requirements of Rule 3-09(a) of Regulation S-X with respect to a 50 percent-or-less owned person, the Company performed the income significance test on SAFE&CEC S.r.l. for the year ended December 31, 2018 as outlined in Rule 1-02(w) of Regulation S-X, as shown below:

Income Significance Test Pursuant to Rule 3-09

($ in thousands)

	Numerator(1)	Denominator(2)	Significance
Income	(2,523)	(3,449)	73.2%

(1) Pursuant to paragraph 2410.3 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), the numerator represents the Company’s proportionate share of the pre-tax loss from continuing operations of SAFE&CEC S.r.l. for the year ended December 31, 2018, prepared in accordance with U.S. GAAP.

(2) Pursuant to paragraph 2410.4 of the FRM, the denominator represents the Company’s pre-tax loss excluding the pre-tax loss attributable to non-controlling interests in its subsidiaries for the year ended December 31, 2018, prepared in accordance with U.S. GAAP.

The Company acknowledges that strict adherence to the income significance test in accordance with applicable guidance would suggest the need for filing separate audited financial statements for SAFE&CEC S.r.l. for the year ended December 31, 2018, pursuant to Rule 3-09 of Regulation S-X. Considering the summarized financial information for SAFE&CEC S.r.l. contained in the notes to the Company’s consolidated financial statements, however, the Company does not believe the separate financial statements for SAFE&CEC S.r.l. are meaningful or material to an investor’s understanding of the Company’s financial position or results of operations for the year ended December 31, 2018. Accordingly, the Company has submitted a letter dated October 7, 2019 to the Division of Corporation Finance´s Office of the Chief Accountant requesting a waiver from the obligation to provide separate audited financial statements for SAFE&CEC S.r.l. pursuant to Rule 3-09 of Regulation S-X.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (949) 437-1000.

Sincerely,

/s/ J. Nathan Jensen
J. Nathan Jensen
Senior Vice President Corporate Transactions and Chief Legal Officer
Clean Energy Fuels Corp.